UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

PC Mall, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69323 K 100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69323 K 100

1	NAME OF REPORTING PERSON JONATHAN L. KIMERLING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,100**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,100**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,100**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

** Consists of (i) 960,100 Shares owned by Four Leaf Management, LLC, (ii) 30,000 Shares owned by Mr. Kimerling in an investment retirement account and (iii) 10,000 Shares purchased by Mr. Kimerling as custodian on behalf of Joel Kimerling.

CUSIP NO. 69323 K 100

1	NAME OF REPORTING PERSON FOUR LEAF MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 960,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 960,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 960,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 69323 K 100

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,000,100 Shares beneficially held by Mr. Kimerling is $3,240,311.  The sources of these funds are (i) $2,955,675 of Mr. Kimerling’s personal funds with respect to 960,100 Shares held by Four Leaf LLC, 820,000 of which were contributed from the Joint Account, the Ten Year Trust, the Kimerling Account and the S&J Account and 140,100 of which were subsequently purchased, (ii) $271,303 of Mr. Kimerling’s personal funds with respect to 30,000 Shares held in Mr. Kimerling’s investment retirement account and (iii) $13,333 of the personal funds of Joel Kimerling with respect to 10,000 Shares purchased by Mr. Kimerling as custodian on behalf of Joel Kimerling and held in a UGMA account.

Item 5.                      Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

(a)   The aggregate percentage of Shares reported owned by each person named herein is based upon 13,381,012 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on March 13, 2008, Mr. Kimerling beneficially owned 1,000,100 Shares, constituting approximately 7.5% of the Shares outstanding.  Four Leaf LLC beneficially owned 960,100 Shares, constituting approximately 7.2% of the Shares outstanding.

(b)           By virtue of his relationship with Four Leaf LLC, Mr. Kimerling may be deemed to have sole voting and dispositive power with respect to the 960,100 Shares owned by Four Leaf LLC.  Mr. Kimerling has sole voting and dispositive power with respect to (i) 30,000 Shares beneficially owned by him through his investment retirement account and (ii) 10,000 Shares beneficially owned by him through the investment account of his son.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise specified.

CUSIP NO. 69323 K 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008	FOUR LEAF MANAGEMENT, LLC

	By:	/s/ Jonathan L. Kimerling
Jonathan L. Kimerling
Manager

/s/ Jonathan L. Kimerling
JONATHAN L. KIMERLING

CUSIP NO. 69323 K 100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold or Transferred)	Purchase/Sale Price Per Share($)	Date of Purchase/Sale

FOUR LEAF MANAGEMENT LLC

10,000	6.471	01/15/08
6,400	8.150	02/29/08
10,000	7.417	03/04/08

JONATHAN KIMERLING

(5,000)	10.558	02/08/08 (1)
(1,600)	10.500	02/13/08 (1)
(3,400)	10.400	02/13/08 (1)
4,400	9.100	02/20/08 (1)
5,600	8.999	02/25/08 (1)
-------------------
(1)	Represents shares beneficially held by Jonathan Kimerling as beneficiary of an IRA Account.